
June 30, 2008

Mr. Gregory S. Skinner
VP of Finance and CFO
Landec Corporation
3603 Haven Ave. Suite E
Menlo Park, CA 94025

RE: **Form 8-K Item 4.01 filed June 11, 2008**
        Form 8-K/A Item 4.01 filed June 25, 2008
        File #0-27446

Dear Mr. Skinner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your statement in which you state this amended current report on Form 8-K is being filed to include the letter from your former accountant. Please note that all disclosure requirements set forth in Item 304 of Regulation S-K must be explicitly met in each Item 4.01 Form 8-K. Please amend the report to include all of the information required by Item 304 of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

*****

Gregory S. Skinner
VP of Finance and CFO
June 30, 2008
Page 2

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant